As filed with the Securities and Exchange Commission on March 19, 2007
Registration No. 333-139966
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 2 to
Form S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Teton Energy Corporation
(Exact name of Registrant as specified in its charter)

Delaware	84-1482290
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
410 Seventeenth Street, Suite 1850
Denver, CO 80202
(303) 565-4600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Karl F. Arleth
President and Chief Executive Officer
Teton Energy Corporation
410 Seventeenth Street, Suite 1850
Denver, CO 80202
(303) 565-4600
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
David Danovitch, Esq.
Kristin J. Angelino, Esq.
Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, New York 10022
(212) 752-9700

EXPLANATORY NOTE
Teton Energy Corporation (the “Company”) has previously filed a registration statement pursuant to the requirements of Form S-8 under the Securities Act of 1933, as amended, to register the issuance of shares of Common Stock to employees pursuant to the vesting of performance share units or restricted stock awards under the Company’s 2005 Long-Term Incentive Plan.
Under cover of this Post-Effective Amendment No. 2 to Form S-8 is a reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. Pursuant to General Instruction C to Form S-8, this reoffer prospectus may be used for reofferings and resales of shares of Common Stock acquired by employees, former employees, consultants and certain transferees thereof.

Teton Energy Corporation
Common Stock
This prospectus relates to the reoffer and resale of shares of common stock that have been acquired pursuant to the 2005 Long-Term Incentive Plan (the “Plan”) of Teton Energy Corporation (the “Company”) by certain of our employees, including our officers, directors and consultants. The Plan provides for the granting of a variety of awards to employees and directors of the Company. The Plan stipulates that there shall be reserved and available for issuance under the Plan (a) for the first Plan year, that number of shares equal to 20% of the total number of shares of Common Stock outstanding as of the Effective Date and (b) for each subsequent Plan year, (i) that number of shares equal to 10% of the total number of shares of Common Stock outstanding as of the first day of each respective Plan year, plus (ii) that number of shares of Common Stock reserved and available for issuance but unissued during any prior Plan year during the Term of the Plan; provided, however, in no event shall the number of shares of Common Stock available for issuance under the Plan as of the beginning of any Plan year plus the number of shares of Common Stock reserved for outstanding awards under the Plan exceed 35% percent of the total number of shares of Common Stock outstanding at that time, based on a three-year period of grants. Such shares may consist in whole or in part of authorized and unissued shares or treasury shares or any combination thereof. 500,000 shares of common stock were registered under the Form S-8. To the extent that such shares are issued in respect of vesting of performance share units or restricted stock grants, we will not receive any proceeds from these sales.
The selling stockholders described in this prospectus may reoffer and resell the shares from time to time. The shares may be offered at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.
The common stock is traded on the American Stock Exchange under the symbol “TEC.” On March 16, 2007, the last reported sale price of the common stock on the American Stock Exchange was $4.79.
See “Risk Factors” beginning on page 9 for factors that should be considered before investing in the common stock.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is March 19, 2007.

PART I
INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS
The documents containing the information specified in Part I of Form S-8 will be sent or given to employees and other selling stockholders as specified by Rule 428(b)(1) of the Securities Act. Such documents need not be filed with the Securities and Exchange Commission (“SEC”) either as part of this registration statement or as prospectuses or prospectus supplements, pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in this registration statement, pursuant to Item 3 of Part II of this registration statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION
We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.
This prospectus is part of a registration statement that we have filed with the SEC relating to the Company’s common stock. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our common stock. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.
The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:
a)	The Company’s Annual Report on Form 10-K for the Year Ended December 31, 2006; and

b)	All other reports filed by Registrant pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K referred to in (a) above, except Current Reports on Form 8-K to the extent they contain information furnished pursuant to Item 2.02, Item 7.01, or Item 9.01 thereof.
All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.
You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:
Teton Energy Corporation
410 Seventeenth Street, Suite 1850
Denver, Colorado 80202-4444
Attn: Ms. Andrea Brown
(303) 565-4600

FORWARD-LOOKING STATEMENTS
This prospectus contains both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:
•	business strategy;

•	identified drilling locations;

•	exploration and development drilling prospects, inventories, projects and programs;

•	natural gas and oil reserves;

•	ability to obtain permits and governmental approvals;

•	technology;

•	financial strategy;

•	realized oil and natural gas prices;

•	productions;

•	lease operating expenses, general and administrative costs and funding and development costs;

•	future operating results; and

•	plans, objectives, expectations and intentions.
All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Prospectus Summary”, “Risk Factors”, “Business”, and other sections of the prospectus. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “project”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “target”, “seek”, “objective”, or “continue”, the negative of such terms or other comparable terminology.
The forward-looking statements contained in this prospectus are based largely on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the many factors including those listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend publicly to update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

ABOUT TETON ENERGY CORPORATION
ITEM 1. BUSINESS.
Background
Teton Energy Corporation (the “Company,” “Teton,” “we” or “us”) was formed in November 1996 and is incorporated in the State of Delaware. From our inception until 2004, we were primarily engaged in oil and gas exploration, development, and production in Western Siberia, Russia. In July 2004, our shareholders voted to sell our Russian operations to our Russian partner. The gross proceeds received by us in this transaction totaled $15,000,000. Since July 2004, we have actively pursued opportunities primarily in North America in order (1) to redeploy the cash generated in the sale of our Goloil asset and (2) to continue our growth.
We are an independent energy company engaged primarily in the development, production and marketing of natural gas and oil in North America. Our strategy is to increase shareholder value by profitably growing reserves and production, primarily through acquiring under-valued properties with reasonable risk-reward potential and by participating in or actively conducting drilling operations in order to exploit our properties. We seek high-quality exploration and development projects with potential for providing long-term drilling inventories that generate high returns. Our current operations are focused in three basins in the Rocky Mountain region of the United States.
Piceance Basin
In February 2005, we acquired 25% of the membership interests in Piceance Gas Resources, LLC, a Colorado limited liability company (“Piceance LLC”). Piceance LLC owned certain oil and gas rights and leasehold assets covering 6,314 gross acres in the Piceance Basin in Western Colorado. The properties owned by Piceance LLC carry a net revenue interest of 78.75%. During the first quarter of 2006, the members of Piceance LLC applied to and received the consent of the fee owner of the land on which Piceance LLC’s oil and gas rights and leases are located for Piceance LLC to transfer the underlying interest directly to each of the members. As a result, on February 28, 2006, our 25% interest in the oil and gas rights and leases were transferred directly to Teton Piceance LLC, a wholly owned subsidiary of the Company. Through February 28, 2006 we accounted for our investment in Piceance LLC using pro rata consolidation.
DJ Basin
During 2005, we acquired approximately 195,252 undeveloped gross acres in the Eastern Denver-Julesburg Basin (the “DJ Basin”) located in Nebraska on the Nebraska-Colorado border. The properties carried a net revenue interest of approximately 81.0%. Effective December 31, 2005, we entered into an Acreage Earning Agreement (the “Earning Agreement”) with Noble Energy, Inc. (“Noble”), which closed on January 27, 2006. Under the terms of the Earning Agreement, Noble retains a 75% working interest in our DJ Basin acreage within the Area of Mutual Interest (“AMI”) after drilling 20 wells by March 1, 2007 at no cost to us. Pursuant to the Earning Agreement, we were entitled to receive 25% of any net revenues derived from the first 20 wells drilled and completed. The Earning Agreement also provides that after completion of the first 20 wells, we and Noble will split all costs associated with future drilling, operating and other project costs according to each party’s working interest percentage. Noble paid us $3,000,000 under the Earning Agreement and we recorded the entire $3,000,000 (including $300,000, which was reflected as a deposit at December 31, 2005) as a reduction of the investment in our DJ Basin undeveloped property. On December 8, 2006, we received notification from Noble that the first 20 wells have been drilled and completed and thus Noble has now earned 75% working interest in all acreage within the AMI.
In 2006, we acquired an additional 14,932 gross acres in the DJ Basin bringing our total gross acreage in the DJ Basin to 210,184 gross acres. On December 15, 2006, we closed on an agreement to purchase an additional leasehold interest in the DJ Basin with an undisclosed third party. The agreement called for the acquisition of approximately 56,389 gross acres. Approximately 45,773 net acres were within the Teton / Noble AMI and approximately 10,616 gross acres outside the AMI. Noble agreed to accept its 75% interest in the acreage within the AMI. As of December 31, 2006, our total gross acreage in the DJ Basin is 266,572 acres, of which 255,956 gross acres is in the Teton / Noble AMI and 10,616 gross acres is outside of the AMI. As a result of these transactions we currently have a net acreage position of 57,834 net acres within the Teton / Noble AMI and 8,550 net acres outside the AMI. Our interests in the oil and gas rights and leases are recorded directly to Teton DJ Basin LLC, a wholly owned subsidiary.
Williston Basin
On May 5, 2006, we acquired a 25% working interest in approximately 87,192 gross acres in the Williston Basin located in Williams County, North Dakota. The target of this prospect is the oil rich Mississippian Bakken formation of the Williston Basin within an intense oil generating area. This shale produces from horizontal wells at a depth of approximately 10,500 feet. The lateral legs will vary from 3,000 to 9,000 feet in length. Although the primary area with notable production from the Bakken is in Richland County, Montana several wells have been recently completed directly to the east of the acreage block. Multiple stage fracture stimulation will be used to increase recoveries and 640 acre spacing could allow for at least 134 locations over the acreage if economic recoveries are confirmed by the initial test wells. Secondary horizons include the Madison, Duperow, Red River, Nisku, and Interlake formations.
We purchased this acreage position from American Oil and Gas Inc. (“American”) for a total purchase price of approximately $6.17 million. Evertson Energy Company (“Evertson”) is the operator and has a 25% working interest in the acreage block with American holding the remaining 50% working interest. Per the terms of the purchase and sale agreement with American we paid American $2.47 million in cash at closing and agreed to pay an additional $3.7 million in respect of American’s 50% share of the costs of the first two planned wells through June 1, 2007. Any portion of the $3.7 million not paid to American by June 1, 2007 will be paid to American on that date. As of December 31, 2006, we have paid to American approximately $3.0 million of the initial obligation of $3.7 million resulting in a remaining accrued purchase consideration of $775,054, all in respect to their share of the first well as further described.
Evertson began drilling the first well on this acreage, the Champion 1-25H, a tri-lateral horizontal test on September 25, 2006. The estimated cost for the Champion 1-25H is approximately $6.8 million to drill, complete and test. As of the date of this report Evertson was testing the Champion 1-25H. In addition to the payments to American in respect to the acreage purchase and sale agreement we are paying our 25% working interest share of the drilling, completion and testing costs of the Champion 1-25H, and will so on subsequent wells that we participate in at this ownership level.
Recent Events
On February 1, 2007, we executed an employment agreement with Dominic J. Bazile II to become our Executive Vice President and Chief Operating Officer. The contract provides for an initial salary for Mr. Bazile of $225,000 per year. Under the terms of the agreement, Mr. Bazile is entitled to 12 months severance pay in the event of a change of position or change in control of the Company. The agreement contains an evergreen provision, which automatically extends the term of Mr. Bazile’s agreement for a two-year period if the agreement is not terminated by notice by either party during 60 days prior to the end of the initial stated two-year term. In addition, Mr. Bazile’s contract includes an indemnification agreement.
On March 12, 2007, BNP Paribas increased the Company’s borrowing base to $6 million from the initial June 15, 2006 borrowing base of $3 million.
On March 14, 2007, the Company announced that 5 of the 20 pilot wells in the DJ Basin were put on production by Noble in the Chundy area as part of a flow rate test to ascertain commercial viability. Additional wells will be connected during the near term as part of this test.

Business Strategy
The Company’s objective is to expand its natural gas and oil reserves, production and revenues through a strategy that includes the following key elements:
Pursue Attractive Reserve and Leasehold Acquisitions. To date, acquisitions have been critical in establishing our asset base. We believe that we are well positioned, given our initial success in identifying and quickly closing on attractive opportunities in the Piceance, DJ, and Williston Basins, to effect opportunistic acquisitions that can provide upside potential, including long-term drilling inventories and undeveloped leasehold positions with attractive return characteristics. Our focus is to acquire assets that provide the opportunity for developmental drilling and/or the drilling of extensional step out wells, which we believe will provide us with significant upside potential while not exposing us to the risks associated with drilling new field wildcat wells in frontier basins.
Pursuit of Selective Complementary Acquisitions. We seek to acquire long-lived producing properties with a high degree of operating control, or oil and gas entities that are known to be competent in the area and that offer opportunities profitably to increase our natural gas and crude oil reserves.
Drive Growth through Drilling. We plan to supplement our long-term reserve and production growth through drilling operations. In 2006, we participated in the drilling of 18 gross wells in connection with our Piceance Basin project where we have a 25% non-operated working interest, 20 gross wells in the DJ Basin under the Noble Earning Agreement where we have a 25% non-operated working interest in the AMI and two gross wells in the Williston Basin (in one gross well we have a 25% non-operated working interest and the other gross well a 1.56% non-operated working interest). In 2007, we anticipate that we will participate in 36 gross wells in the Piceance Basin.
Maximize Operational Control. Except for 10,616 gross acres in the DJ Basin, we do not own any other assets where we are the operator. It is strategically important to our future growth and maturation as an independent exploration and production company to be able to serve as operator of our properties when possible in order to be able to exert greater control over costs and timing in and the manner of our exploration, development, and production activities.
Operate Efficiently, Effectively, and Maximize Economies of Scale Where Practical. Our objective is to generate profitable growth and high returns for our stockholders, and we expect that our unit cost structure will benefit from economies of scale as we grow and from our continuing cost management initiatives. As we manage our growth, we are actively focusing on reducing lease operating expenses, general and administrative costs and finding and development costs. In addition, our acquisition efforts are geared toward pursuing opportunities that fit well within existing operations or in areas where we are establishing new operations or where we believe that a base of existing production will produce an adequate foundation for economies of scale necessary to grow a business within a geographical area or business segment.
Governmental Regulation
Our business and the oil and natural gas industry in general are heavily regulated. The availability of a ready market for natural gas production depends on several factors beyond our control. These factors include regulation of natural gas production, federal and state regulations governing environmental quality and pollution control, the amount of natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. State and federal regulations generally are intended to prevent waste of natural gas, protect rights to produce natural gas between owners in a common reservoir and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state, and local agencies.
We believe that we and our operating partners are in substantial compliance with such statutes, rules, regulations and governmental orders, although there can be no assurance that this is or will remain the case. Failure to comply with such laws and regulations can result in substantial penalties. The regulatory burden on our industry increases our cost of doing business and affects our profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted so we are unable to predict the future cost or impact of complying with such laws and regulations.
The following discussion of the regulation of the United States natural gas industry is not intended to constitute a complete discussion of the various statutes, rules, regulations and environmental orders to which our operations may be subject.
Regulation of Oil and Natural Gas Exploration and Production
Our oil and natural gas operations are subject to various types of regulation at the federal, state and local levels. Prior to commencing drilling activities for a well, we (or our operating subsidiaries, operating entities, or operating partners) must procure permits and/or approvals for the various stages of the drilling process from the applicable federal, state and local agencies in the state in which the area to be drilled is located. Such permits and approvals include those for drilling wells, and such regulation includes maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties on which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled and the unitization or pooling of oil and natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units, and therefore, more difficult to develop a project, if an operator owns less than 100% of the leasehold. In addition, state conservation laws may establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production.
The effect of these regulations may limit the amount of oil and natural gas we can produce from our wells and may limit the number of wells or the locations at which we can drill. The regulatory burden on the oil and natural gas industry increases our costs of doing business and, consequently, affects our profitability. Inasmuch as such laws and regulations are frequently expanded, amended and reinterpreted, we are unable to predict the future cost or impact of complying with such regulations.

Split Estate Regulation and Access Difficulties
Frequently, the mineral estate and the surface estate are owned by separate parties (the so-called “split estate”), so that the surface owner is not receiving the monetary benefit of production from minerals underlying his lands. Although the mineral owner and its lessee (such as Teton) is entitled to use so much of the surface as is reasonably necessary to explore for and produce the minerals, many states have laws which grant the surface owner increased control over the nature and extent of surface use which the oil and gas operator may exercise. Legislation to give the surface owner greater control over use of the surface by the oil and gas operator is pending in several states. In addition, due to the increasing value of surface estates in many areas, the costs to obtain access are increasing.
Natural Gas Marketing, Gathering, and Transportation
Federal legislation and regulatory controls have historically affected the price of natural gas and the manner in which production is transported and marketed. Under the Natural Gas Act of 1938, the Federal Energy Regulatory Commission (“FERC”) regulates the interstate sale for resale of natural gas and the transportation of natural gas in interstate commerce, although facilities used in the production or gathering of natural gas in interstate commerce are generally exempted from FERC jurisdiction. Effective January 1, 1993, the Natural Gas Wellhead Decontrol Act deregulated natural gas prices for all “first sales” of natural gas, which definition covers all sales of our own production. In addition, as part of the broad industry restructuring initiatives described below, FERC has granted to all producers such as us a “blanket certificate of public convenience and necessity” authorizing the sale of gas for resale without further FERC approvals. As a result, all natural gas that we produce in the future may now be sold at market prices, subject to the terms of any private contracts that may be in effect.
Natural gas sales prices nevertheless continue to be affected by intrastate and interstate gas transportation regulation, because the prices that companies such as Teton receives for our production are affected by the cost of transporting the gas to the consuming market. Through a series of comprehensive rulemakings, beginning with Order No. 436 in 1985 and continuing through Order No. 636 in 1992 and Order No. 637 in 2000, FERC has adopted regulatory changes that have significantly altered the transportation and marketing of natural gas. These changes were intended by FERC to foster competition by, among other things, transforming the role of interstate pipeline companies from wholesale marketers of gas to the primary role of gas transporters, and by increasing the transparency of pricing for pipeline services. FERC also has developed rules governing the relationship of the pipelines with their marketing affiliates, and implemented standards relating to the use of electronic data exchange by the pipelines to make transportation information available on a timely basis and to enable transactions to occur on a purely electronic basis.
In light of these statutory and regulatory changes, most pipelines have divested their gas sales functions to marketing affiliates, which operate separately from the transporter and in direct competition with all other merchants, and most pipelines have also implemented the large-scale divestiture of their gas gathering facilities to affiliated or non-affiliated companies. Interstate pipelines thus now generally provide unbundled, open and nondiscriminatory transportation and transportation-related services to producers, gas marketing companies, local distribution companies, industrial end users and other customers seeking such services. Sellers and buyers of gas have gained direct access to the particular pipeline services they need, and are better able to conduct business with a larger number of counterparties.
Environmental Regulations
Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stricter environmental legislation and regulations could continue. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the oil and natural gas industry in general, our business and prospects could be adversely affected.
The nature of our business operations results in the generation of wastes that may be subject to the Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes. The U.S. Environmental Protection Agency (“EPA”) and various state agencies have limited the approved methods of disposal for certain hazardous and non-hazardous wastes. Furthermore, certain wastes generated by our operations (including operations through our operating partners) that are currently exempt from treatment as “hazardous wastes” may in the future be designated as “hazardous wastes,” and therefore be subject to more rigorous and costly operating and disposal requirements.
Stricter standards in environmental legislation may be imposed on the industry in the future. For instance, legislation has been proposed in Congress from time to time that would reclassify certain exploration and production wastes as “hazardous wastes” and make the reclassified wastes subject to more stringent handling, disposal and clean-up restrictions. If such legislation were to be enacted, it could have a significant impact on our operating costs, as well as on the industry in general. Compliance with environmental requirements generally could have a materially adverse effect on our capital expenditures, earnings or competitive position.
The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Superfund” law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the present or past owners or an operator of the disposal site or sites where the release occurred and the companies that transported or arranged for the disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damages allegedly caused by the release of hazardous substances or other pollutants into the environment. Furthermore, although petroleum, including natural gas and crude oil, is exempt from CERCLA, at least two courts have ruled that certain wastes associated with the production of crude oil may be classified as “hazardous substances” under CERCLA and thus such wastes may become subject to liability and regulation under CERCLA. State initiatives further to regulate the disposal of crude oil and natural gas wastes are also pending in certain states and these various initiatives could have adverse impacts on our business.
Our operations may be subject to the Clean Air Act (the “CAA”) and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from our operations. The EPA and states have been developing regulations to implement these requirements. We may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emission-related issues.
The Federal Water Pollution Control Act (the “FWPCA” or the “Clean Water Act”) and resulting regulations, which are implemented through a system of permits, also govern the discharge of certain contaminants into waters of the United States. Sanctions for failure strictly to comply with the Clean Water Act are generally resolved by payment of fines and correction of any identified deficiencies.

However, regulatory agencies could require us to cease construction or operation of certain facilities that are the source of water discharges and compliance could have a materially adverse effect on our capital expenditures, earnings, or competitive position. The Energy Policy Act of 2005 specifically exempted fracturing fluids from regulation as underground injection under the Safe Drinking Water Act, provided that diesel fuel is not used in the fracturing fluid. However, there is talk of repealing that exemption.
Our operations are subject to local, state and federal laws and regulations to control emissions from sources of air pollution. Payment of fines and correction of any identified deficiencies generally resolve penalties for failure strictly to comply with air regulations or permits. Regulatory agencies also could require us to cease construction or operation of certain facilities that are air emission sources. We believe that we substantially comply with the emission standards under local, state, and federal laws and regulations.
Operating Hazards and Insurance
Our exploration and production operations include a variety of operating risks, including the risk of fire, explosions, above-ground and underground blowouts, craterings, pipe failure, casing collapse, abnormally pressured formations, and environmental hazards such as gas leaks, ruptures and discharges of toxic gas, the occurrence of any of which could result in our suffering substantial losses due to injury and loss of life, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Our pipeline, gathering and distribution operations are subject to the many hazards inherent in the natural gas industry. These hazards include damage to wells, pipelines and other related equipment, and surrounding properties caused by hurricanes, floods, fires and other acts of God, inadvertent damage from construction equipment, leakage of natural gas and other hydrocarbons, fires and explosions and other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.
Any significant problems related to our facilities (including jointly owned facilities) could adversely affect our ability to conduct our operations. In accordance with customary industry practice, we maintain insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. The occurrence of a significant event not fully insured against could materially adversely affect our operations and financial condition. We cannot predict whether insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all.
RISK FACTORS
An investment in our shares as offered in this prospectus involves a high degree of risk. The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will periodically update and supersede this information. You should carefully consider the risks described below, together with the other information contained in this prospectus as well as any other documents incorporated by reference into this prospectus, before making an investment decision. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus.

Risks Related to our Business
We have incurred significant losses. We expect future losses and we may never become profitable.
We have incurred significant losses in the past. For the years ended December 31, 2006, 2005, and 2004, we incurred net losses from continuing operations of $5,724,469, $3,777,449, and $5,193,281, respectively. In addition, we had an accumulated deficit of $30,224,195 at December 31, 2006. We may fail to achieve significant revenues or sustain profitability. There can be no assurance of when, if ever, we will be profitable or, if we do become profitable, will be able to maintain profitability.
Substantially all of our producing properties are located in the Rocky Mountains, making us vulnerable to risks associated with operating in one geographic area.
Our operations are focused on the Rocky Mountain region, which means our producing properties are geographically concentrated in that area. As a result, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailment of production or interruption of transportation of natural gas produced from the wells in these basins.
If we are unable to obtain additional funding our business operations will be harmed.
We will require additional funding to meet increasing capital costs associated with our operations. Based on our operating partners’ current capital expenditure plans, we will be unable to participate in additional wells if we are unable to secure additional funding. Although we received approximately $10.8 million from a raise involving the sale of our common stock in July 2006, we cannot assure you that any future offerings will be successful, nor can we estimate when, if such offerings are successful, these offerings will close and capital will become available to us. In addition, although our revolving credit facility provides for availability of up to $50 million, our current borrowing base is only $6 million as of March 12, 2007 and there can be no assurance that our borrowing base will be increased or that additional advances will be made under the revolving credit facility. We do not know if additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. The lack of available future funding may prevent us from implementing our business strategy.
Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition, or results of operations.
Our future success will depend on the success of our exploitation, exploration, development, and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop, or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Our cost of drilling, completing and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay, or cancel drilling, including the following:
•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment, including drilling rigs, and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	title problems; and

•	limitations in the market for oil and natural gas.
Our business involves numerous operating hazards for which our insurance and other contractual rights may not adequately cover our potential losses.
Our operations are subject to certain hazards inherent in drilling for oil or natural gas, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, or fires. The occurrence of any one of these events could result in the suspension of drilling operations, equipment shortages, damage to or destruction of the equipment involved and injury or death to rig personnel.
Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to damage claims by other oil and gas companies.
Although we and/or our operating partners maintain insurance to cover our operations, pollution and environmental risks generally are not fully insurable. Our insurance policies and contractual rights to indemnity may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks. If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our financial position and results of operations.
Acquisitions are a part of our business strategy and are subject to the risks and uncertainties of evaluating recoverable reserves and potential liabilities.
Our business strategy includes a continuing acquisition program. During 2005 and 2006, we completed two separate leasehold acquisitions each year. In addition to the leaseholds, we are seeking to acquire producing properties including the possibility of acquiring a producing property through the acquisition of an entire company. Possible future acquisitions could result in our incurring additional debt, contingent liabilities, and expenses, all of which could have a material adverse effect on our financial condition and operating results. We could be subject to significant liabilities related to our acquisitions.
The successful acquisition of producing and non-producing properties requires an assessment of a number of factors, many of which are inherently inexact and may prove to be inaccurate. These factors include: evaluating recoverable reserves, estimating future oil and gas prices, estimating future operating costs, future development costs, the costs and timing of plugging and abandonment and potential environmental and other liabilities, assessing title issues, and other factors. Our assessments of potential acquisitions will not reveal all existing or potential problems, nor will such assessments permit us to become familiar enough with the properties fully to assess their capabilities and deficiencies. In the course of our due diligence, we may not inspect every well, platform, or pipeline. Inspections may not reveal structural and environmental problems, such as pipeline corrosion or groundwater contamination, when they are made. We may not be able to obtain contractual indemnities from a seller of a property for liabilities that we assume. We may be required to assume the risk of the physical condition of acquired properties in addition to the risk that the acquired properties may not perform in accordance with our expectations. As a result, some of the acquired businesses or properties may not produce revenues, reserves, earnings or cash flow at anticipated levels and in connection with these acquisitions, we may assume liabilities that were not disclosed to or known by us or that exceed our estimates.
Our ability to complete acquisitions could be affected by competition with other companies and our ability to obtain financing or regulatory approvals.
In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources to acquire attractive companies and properties. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are not able to obtain financing or regulatory approvals.
Our acquisitions may pose integration risks and other difficulties.
Increasing our reserve base through acquisitions is an important part of our business strategy. Our failure to integrate acquired businesses successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in our incurring unanticipated expenses and losses. In addition, we may have to assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.
In addition, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.
Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.
Substantial acquisitions or other transactions could require significant external capital and could change our risk and property profile.
In order to finance acquisitions of additional producing properties, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of production payments, or other means. These changes in capitalization may significantly affect our risk profile. Additionally, significant acquisitions or other transactions can change the character of our operations and business. The character of the new properties may be substantially different in operating or geological characteristics or geographic location than our existing properties. Furthermore, we may not be able to obtain external funding for future acquisitions, other transactions, or on terms acceptable to us.
Competitive industry conditions may negatively affect our ability to conduct operations.
Competition in the oil and gas industry is intense, particularly with respect to the acquisition of producing properties and of proved undeveloped acreage. Major and independent oil and gas companies actively bid for desirable oil and gas properties, as well as for the equipment, supplies, labor and services required to operate and develop their properties. Some of these resources may be limited and have higher prices due to current strong demand. Many of our competitors have financial resources that are substantially greater than ours, which may adversely affect our ability to compete within the industry.
There is currently a shortage of available drilling rigs and equipment which could cause us to experience higher costs and delays that could adversely affect our operations.
Although equipment and supplies used in our business are usually available from multiple sources, there is currently a general shortage of drilling equipment, drilling supplies, and personnel or firms that provide such services on a contract basis. We believe that these shortages are likely to intensify. The costs of equipment and supplies are substantially greater now than in prior periods and are currently escalating. In addition, the delivery time associated with such equipment and supplies is substantially longer from the date of order until receipt and continues to increase. We and our joint venture partners are also attempting to establish arrangements with others to assure adequate availability of certain other necessary drilling equipment and supplies on satisfactory terms, but there can be no guarantee that we will be able to do so. Accordingly, we cannot assure you that we will not experience shortages of, or material price increases in, drilling equipment and supplies, including drill pipe, in the future. Any such shortages could delay and adversely affect our ability to meet our drilling commitments.
We have limited operating control over our properties.
All of our business activities are conducted through joint operating agreements under which we own partial non-operated interests in oil and natural gas properties. As we do not currently operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures, or future development of underlying properties. Consequently, our operating results are beyond our control. The failure of an operator of our wells to perform operations adequately, or an operator’s breach of the applicable agreements, could reduce our production and revenues. In addition, the success and timing of our drilling and development activities on properties operated by others depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, inclusion of other participants in drilling wells, and use of technology. Since we do not have a majority interest in our current properties, we may not be in a position to remove the operator in the event of poor performance. Further, significant cost overruns of an operation in any one of our current projects may require us to increase our capital expenditure budget and could result in some wells becoming uneconomic.
We have no long-term contracts to sell oil and gas.
We do not have any long-term supply or similar agreements with governments or other authorities or entities for which we act as a producer. We are therefore dependent upon our ability to sell oil and gas at the prevailing wellhead market price. There can be no assurance that purchasers will be available or that the prices they are willing to pay will remain stable.
Oil and gas prices fluctuate widely, and low prices for an extended period of time are likely to have a material adverse impact on our business, results of operations and financial condition.
Our revenues, profitability and future growth and reserve calculations depend substantially on reasonable prices for oil and gas. These prices also affect the amount of our cash flow available for capital expenditures, working capital and payments on our debt and our ability to borrow and raise additional capital. The amount we can borrow under our senior unsecured revolving credit facility (see Note 6 to the financial statements) is subject to periodic asset redeterminations based in part on changing expectations of future crude oil and natural gas prices. Lower prices may also reduce the amount of oil and gas that we can produce economically.

Among the factors that can cause fluctuations are:
•	domestic and foreign supply, and perceptions of supply, of oil and natural gas;

•	level of consumer demand;

•	political conditions in oil and gas producing regions;

•	weather conditions;

•	world-wide economic conditions;

•	domestic and foreign governmental regulations; and

•	price and availability of alternative fuels
We have multiple hedges placed on our oil and gas production. See Item 7A “Quantitative and Qualitative Disclosures About Market Risk.”
Our use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in our net income and shareholders’ equity.
We enter into hedging transactions for our oil and natural gas production to reduce our exposure to fluctuations in the price of oil and natural gas. Our only hedging transaction to date has consisted of a so-called costless collar, which in a hedging transaction that limits both our downside loss and our upside gain between a certain price range over a defined period of time. See Item 7 “Management’s Discussion and Analysis of Financial Condition of Operations — Cash Flows and Expenditures”.
We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions may limit the benefit we otherwise would have received from increases in the price for oil and natural gas. Furthermore, if we do not engage in hedging transactions, then we may be more adversely affected by declines in oil and natural gas prices than our competitors that engage in hedging transactions. Additionally, hedging transactions may expose us to cash margin requirements.
The marketability of our production depends mostly upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties.
The marketability of our production depends upon the availability, operation, and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. We currently own an interest in several wells that are capable of producing but may be curtailed from time to time at some point in the future pending gas sales contract negotiations, as well as construction of gas gathering systems, pipelines, and processing facilities. United States federal, state, and foreign regulation of oil and gas production and transportation, tax and energy policies, damage to or destruction of pipelines, general economic conditions and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors change dramatically, the financial impact on us could be substantial. The availability of markets and the volatility of product prices are beyond our control and represent a significant risk.

Our credit facility has substantial restrictions and financial covenants and we may have difficulty obtaining additional credit, which could adversely affect our operations.
Our revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by our lenders in their sole discretion, based upon, among other things, our level of proven reserves and the projected revenues from the oil and natural gas properties securing our loan. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the revolving credit facility. Any increase in the borrowing base requires the consent of all of the lenders. If the lenders do not agree on an increase, then the borrowing base will be the lowest borrowing base acceptable to the required number of lenders.
Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other oil and natural gas properties as additional collateral. Upon a downward adjustment of the borrowing base, if borrowings in excess of the revised borrowing base are outstanding, we could be forced to repay our indebtedness under the revolving credit facility if we do not have any substantial unpledged properties to pledge as additional collateral.
We may not have sufficient funds to make repayments under our revolving credit facility. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt, or will be able to refinance such debt through equity financings or by selling assets. The terms of our revolving credit facility also may prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such offering or other financing. We cannot assure you that any such offering, refinancing or sale of assets can be successfully completed.
Our debt level and the covenants in the agreements governing our debt could negatively impact our financial condition, results of operations and business prospects.
Our level of indebtedness, and the covenants contained in the agreements governing our debt, could have important consequences for our operations, including:
•	increasing our vulnerability to general adverse economic and industry conditions and detracting from our ability to withstand successfully a downturn in our business or the economy generally;

•	requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage relative to other less leveraged competitors; and

•	making us vulnerable to increases in interest rates, because borrowings under our credit facility may be at rates prevailing at the time of each borrowing.

The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business.
Our revolving credit facility contains various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements will limit our and our subsidiaries’ ability to, among other things:
•	pay dividends on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt, if any;

•	make loans to others;

•	make investments;

•	incur additional indebtedness or issue preferred stock;

•	create certain liens;

•	sell assets;

•	enter into agreements that restrict dividends or other payments from our subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of the assets of us and our subsidiaries taken as a whole;

•	engage in transactions with affiliates;

•	enter into hedging contracts;

•	create unrestricted subsidiaries; and

•	enter into sale and leaseback transactions.
In addition, our revolving credit facility also requires us to maintain a certain working capital ratio and a certain debt to EBITDAX (as defined in the revolving credit facility as earnings before interest, taxes, depreciation, amortization and exploration expense) ratio. If we fail to comply with the restrictions in the revolving credit facility (or any other subsequent financing agreements), a default may allow the creditors (if the agreements so provide) to accelerate the related indebtedness as well as any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, lenders may be able to terminate any commitments they had made to make available further funds.
Our development and exploration operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves.
The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for and development, production and acquisition of oil and natural gas reserves. To date, we have financed capital expenditures primarily with equity financings as well as from cash generated from the sale of our Russian operations. We anticipate being able to finance our future capital expenditures with a combination of cash flow from operations, our existing financing arrangements, and equity financings. Our cash flow from operations and access to capital are subject to a number of variables, including:
•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

If our revenues or the borrowing base under our revolving credit facility decrease as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, then we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. We cannot assure you of the availability or terms of any additional financing.
If additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our natural gas and oil reserves.
Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.
The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in our financial statements.
In order to prepare our estimates, we must project production rates and timing of development expenditures. We also must analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.
Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves in our financial statements. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.
You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those presented using the present value estimate.
Seasonal weather conditions and lease stipulations can adversely affect the conduct of drilling activities on our properties.
Oil and natural gas operations can be adversely affected by seasonal weather conditions and lease stipulations designed to protect various wildlife, particularly in the Rocky Mountain region where we currently operate. In certain areas, drilling and other oil and natural gas activities can only be conducted during the spring and summer months. This may limit operations in those areas and can intensify competition during those months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. Resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.
Unless we replace our oil and natural gas reserves, our level of reserves and production will decline, which would adversely affect our cash flows and income.
Unless we conduct successful development, exploitation, and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, exploit, find or acquire additional reserves to replace our current and future production.
The loss of key personnel could adversely affect our business.
We currently have four employees that serve in senior management roles. In particular, our Chief Executive Officer, Karl F. Arleth, our Chief Operating Officer, Dominic J. Bazile II, and our Vice President of Production, Andrew N. Schultz, are responsible for the operation of our oil and gas business and Bill I. Pennington, our Executive Vice President, Treasurer, and Chief Financial Officer, oversees our finance and administrative organizations. The loss of any one of these employees could severely harm our business. Although we have a life insurance policy on Mr. Arleth, of which we are a beneficiary, we do not currently maintain key man insurance on the lives of any of the other three individuals. Furthermore, competition for experienced personnel is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.
Rising inflation and price increases could have a negative effect on our value and increase our costs.
We may experience increased costs during 2007 and 2008 due to increased demand for oil and gas field products and services. The oil and natural gas industry is cyclical and the demand for goods and services of oil field companies, suppliers and others associated with the industry can place extreme pressure on the economic stability and pricing structure within the industry. Typically, as prices for oil and natural gas increase, so do all associated costs. Historically in the oil and gas industry, material changes in prices also impact the current revenue stream, estimates of future reserves, borrowing base calculations of bank loans and values of properties in purchase and sale transactions. Material changes in prices can impact the value of oil and natural gas companies and their ability to raise capital, borrow money and retain personnel. While we do not currently expect business costs materially to increase, continued high prices for oil and natural gas could result in increases in the costs of materials, services and personnel.
Our inability to meet operating and financial obligations could adversely affect our business.
We have obligations and commitments related to our operations as well as our general and administrative activities. Our partners in our various projects have expectations that we will fund our proportionate share of drilling and related capital costs each year. Our commitments are expected to increase significantly as our operating partners increase their drilling activities and we incur additional cash calls in respect of these projects. In the event that we are unable to maintain our funding obligations in respect of our projects, we may be deemed to have gone “non-consent,” which will result in a project’s other partners funding a well’s operating costs without us. If we go “non-consent” on a well, the consequences to us likely will enable the consenting partners to recover their costs plus an agreed-upon percentage (typically 300% to 400%) before we will be entitled to participate in any of the future economics of the well, if at all. Our general and administrative commitments principally include our office lease, under which we are contractually obligated until 2009.

Risks Relating To Our Common Stock
Our stock price and trading volume may be volatile, which could result in losses for our stockholders.
The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry, or our operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:
•	actual or anticipated quarterly variations in our operating results;

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the oil and natural gas industry;

•	the success of our operating strategy; and

•	the operating and stock price performance of other comparable companies.
Many of these factors are beyond our control, and we cannot predict their potential effects on the price of our common stock.
Our insiders beneficially own a significant portion of our stock.
As of December 31, 2006 our executive officers, directors and affiliated persons beneficially own approximately 14.55 % of our common stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:
•	elect or defeat the election of our directors;

•	amend or prevent amendment of our articles of incorporation or bylaws;

•	effect or prevent a merger, sale of assets or other corporate transaction; and

•	affect the outcome of any other matter submitted to the stockholders for vote.
In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the market price of our common stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.
We do not expect to pay dividends in the foreseeable future. As a result, holders of our common stock must rely on stock appreciation for any return on their investment.
We do not anticipate paying cash dividends on our common stock in the foreseeable future. Our existing credit agreement prohibits the payment of cash dividends without lender consent. Any payment of cash dividends also will depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Further, our current business strategy calls for the reinvestment of cash flow from operations back into our business. Accordingly, holders of our common stock will have to rely on capital appreciation, if any, to earn a return on their investment in our common stock.
The anti-takeover effects of provisions of our charter, by-laws, and shareholder rights plan, and of certain provisions of Delaware corporate law, could deter, delay, or prevent an acquisition or other “change in control” of us and could adversely affect the price of our common stock.
Our amended certificate of incorporation, our by-laws, our shareholder rights plan and Delaware General Corporation Law contain various provisions that could have the effect of delaying or preventing a change in control of us or our management which shareholders may consider favorable or beneficial. These provisions include the following:
•	We are authorized to issue “blank check” preferred stock, which is preferred stock that can be created and issued by the board of directors without prior shareholder approval, with rights senior to those of our common shareholders;

•	We have a shareholder rights plan that could make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders.

•	We are subject to Section 203 of the Delaware General Corporation Law, or the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” includes any person that is:
—	the owner of 15% or more of the outstanding voting stock of the corporation;

—	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date; and

—	an affiliate or associate of the persons defined as an interested shareholder.
Any one of these provisions could discourage proxy contests and make it more difficult for our shareholders to elect directors and take other corporate actions. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock.
Existing stockholders may experience dilution from the sale of our common stock pursuant to this prospectus.
The sale of our common stock pursuant to this prospectus may have a dilutive impact on our shareholders. As a result, our net income per share could decrease in future periods and the market price of our common stock could decline. If our stock price decreases, then our existing shareholders would experience greater dilution.
The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a decline in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.
USE OF PROCEEDS
We will not receive any proceeds from sales of common stock by any of the selling stockholders.
SELLING STOCKHOLDERS
This prospectus covers the reoffer and resale of shares of common stock by participants in the 2005 Long-Term Incentive Plan (the “Plan”) of Teton Energy Corporation (the “Company”). The participants are directors, officers, or employees (or former officers or employees or their transferees by descent or distribution) of the Company who received stock options or other awards under the Plan. The shares that may be sold were acquired or will be acquired pursuant to the exercise of stock options or other awards granted under the Plan.
Our current directors and officers who are also selling stockholders (the “Selling Affiliates”) have entered into lock-up agreements with the Company. The lockup agreement restricts the Selling Affiliates from selling any securities owned by them for a period of six months from the effective date of the lockup agreement (the “Initial Lock-up Period”), which is November 14, 2005. Subsequent to the Initial Lock-up Period, the Selling Affiliates may only sell 25% of their remaining holdings during each six-month period thereafter. These restrictions are in effect until the earlier of 24 months from the end of the Initial Lock-up Period, the date a Selling Affiliate ceases to be in the employ of and/or on the board of the Company, or upon the consummation of a transaction that results in a change in control. The lock-up agreements cover securities beneficially owned by the Selling Affiliates as of November 14, 2005 as well as any securities received thereafter during the term of the agreements.
The selling stockholders may from time to time resell all or a portion of the shares of common stock they receive under the Plan pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling stockholders are not obligated to sell any of the shares of common stock offered by this prospectus.
The following table sets forth information as of March 13, 2007 with respect to the beneficial ownership of our common stock by each selling stockholder whose identity is known as of the date of this prospectus and the number of shares of our common stock held by such selling stockholder as of the date of this prospectus that are covered by this prospectus. The address for each current executive officer, director and employee listed below is c/o Teton Energy Corporation, 410 17th Street, Suite 1850, Denver, Colorado 80202.

						Percent
						of Class
						Owned if
						All
					Number of Shares	Shares
		Number of		Number of	to be Beneficially	Offered
		Shares		Shares Covered	Owned if All	Hereby
Name of Selling		Beneficially		by This Reoffer	Shares Offered	Are
Stockholder	Position with Teton	Owned(1)		Prospectus	Hereby Are Sold	Sold(2)
Karl F. Arleth	President & CEO	1,046,355	(3)	131,943	914,412	5.67%
James J. Woodcock	Chairman & Director	726,251	(3)	67,685	658,566	4.09%
Bill I. Pennington	Chief Financial Officer	48,981		48,981	0	*
John T. Connor Jr.(4)	Director	400,060	(3)	26,342	373,718	2.32%
Thomas F. Conroy	Director	187,073	(3)	26,342	160,731	1.00%
William K. White	Director	75,834		22,500	53,334	*
Andrew M. Schultz	Vice President, Production	36.991		36,991	0	*
Richard Bosher	Vice President — Business Development	16,600		15,000	1,600	*
Laurie Otero	Employee	15,162	(3)	8,495	6,667	*
Judy Donato	Employee	12,514	(3)	5,847	6,667	*
Dana Buckingham	Employee	1,800		1,800	0	*
Andrea Brown	Employee	4,500		4,500	0	*
Adreanna Smith	Employee	600		600	0	*
Laura Williams	Employee	600		600	0	*
David E. Danovitch(5)(6)	Counsel	69,006		13,556	55,450	*
Jay M. Kaplowitz(5)	Counsel	38,958		12,708	26,250	*
Arthur S. Marcus(5)	Counsel	18,875		7,625	11,250	*

*	Denotes less than 1%.

(1)	Beneficial owner means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, shares of our common stock; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, shares of our common stock. A person is also deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security at any time within 60 days from the date of this reoffer prospectus.

(2)	Based on 16,119,746 shares of common stock outstanding as of March 19, 2007.

(3)	Includes shares of common stock that may be purchased upon the exercise of currently exercisable options pursuant to the 2003 Plan, as follows: Mr. Arleth, 710,338; Mr. Woodcock, 410,148; Mr. Connor, 175,000; Mr. Conroy, 103,658; Ms. Otero, 6,667; and Ms. Donato, 6,667.

(4)	166,667 shares beneficially owned by Mr. Connor through the Third Millennium Fund, of which Mr. Connor is the portfolio manager, are not included in the lock-up agreement for directors and officers.

(5)	Address is 600 Lexington Avenue, 9th Floor, New York, New York 10022.

(6)	Includes 38,500 shares owned by certain members of Mr. Danovitch’s family over which he disclaims all beneficial ownership.
PLAN OF DISTRIBUTION
The selling stockholders may offer and sell the shares of common stock offered by this prospectus from time to time in one or more of the following transactions:
•	through the American Stock Exchange or any other securities exchange that quotes the common stock;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market (including negotiated transactions and other private transactions);

•	in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales;

•	by pledge to secure debts and other obligations or on foreclosure of a pledge; or

•	in a combination of any of the above transactions.
The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions listed above may include block transactions.
The selling stockholders may use broker-dealers to sell their shares or may sell their shares to broker-dealers acting as principals. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents, or both. If a broker-dealer purchases shares as a principal, it may resell the shares for its own account under this prospectus.
We have informed the selling stockholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock.
The selling stockholders and any agent, broker, or dealer that participates in sales of common stock offered by this prospectus may be deemed “underwriters” under the Securities Act of 1933, and any commissions or other consideration received by any agent, broker, or dealer may be considered underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.
Instead of selling common stock under this prospectus, the selling stockholders may sell common stock in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available.
LEGAL MATTERS
Gersten Savage LLP, New York, New York will pass upon the validity of the common stock offered hereby. Certain partners of Gersten Savage LLP have ownership interests totaling approximately 0.5% in us.
EXPERTS
The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as of and for the year ended December 31, 2006 have been so incorporated in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. Incorporation of Documents by Reference.
The following documents filed by the Company with the SEC pursuant to Section 13 of the Exchange Act (File No. 000-31170), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 16, 2007; and (ii) the description of our common stock set forth in our registration statement on Form S-8 (Registration No.: 333-139966), and any subsequent amendment or report filed for the purpose of updating this description.
All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.
Item 4. Description of Securities.
Not applicable.
Item 5. Interests of Named Experts.
Certain partners of Gersten Savage LLP have ownership interests, totaling approximately 0.5% in us.
Item 6. Indemnification of Directors and Officers.
The Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the state of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have the power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of the stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Officer, Employee or Agent and shall inure to the benefit of the heirs, executors and administrators of such person.
The Board of Directors of the Company may also authorize the Company to indemnify employees or agents of the Company, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to directors and officers of the Company. As of the date of this Registration Statement, the Board of Directors has not extended indemnification rights to persons other than directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended (the “Securities Act”) and is therefore unenforceable.
Indemnification Agreements
The Company may enter into indemnification agreements with its directors and officers for the indemnification of and advancing of expenses to such persons to the fullest extent permitted by law.

Item 7. Exemption from Registration Claimed.
Not Applicable.
Item 8. Exhibits.

No.	Item	Method of Filing

4.1	2005 Long-Term Incentive Plan	Incorporated by reference to Appendix G to the Registrant’s Definitive Proxy Statement filed with the Commission on May 20, 2005.

5.1	Opinion of Gersten Savage LLP	Filed herewith electronically.

23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC	Filed herewith electronically.

23.3	Consent of Gersten Savage LLP	Included in Exhibit 5.1.

24.1	Power of Attorney	Included on page II-4 herein.
Item 9. Undertakings.
1)	The undersigned registrant hereby undertakes:
a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i)	To include, any prospectus required by Section 10(a)(3) of the Securities Act;

ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
2)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3)	Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing previsions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, Colorado, on March 19, 2007.

TETON ENERGY CORPORATION
By:	/s/ Karl F. Arleth
Karl F. Arleth
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Karl F. Arleth as such person’s true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on March 19, 2007 by the following persons in the capacities indicated.

Signature	Title

/s/ James J. Woodcock James J. Woodcock	Chairman of the Board of Directors
/s/ Karl F. Arleth Karl F. Arleth	President and Chief Executive Officer (Principal Executive Officer) and Director
/s/ Bill I. Pennington Bill I. Pennington	Chief Financial Officer and Executive Vice-President (Principal Financial and Accounting Officer)
/s/ John T. Connor, Jr. John T. Connor, Jr.	Director
/s/ Thomas F. Conroy Thomas F. Conroy	Director
/s/ William K. White William K. White	Director
/s/ Robert F. Bailey Robert F. Bailey	Director

INDEX TO EXHIBITS

No.	Item	Method of Filing

4.1	2005 Long-Term Incentive Plan	Incorporated by reference to Appendix G to the Registrant’s Definitive Proxy Statement filed with the Commission on May 20, 2005.

5.1	Opinion of Gersten Savage LLP	Filed herewith electronically.

23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC	Filed herewith electronically.

23.3	Consent of Gersten Savage LLP	Included in Exhibit 5.1.

24.1	Power of Attorney	Included on page II-4 of this Registration Statement.